UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Retail Value Inc.
(Name of Issuer)

Common Shares, Par Value $0.10 Per Share
(Title of Class of Securities)

76133Q102
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No.
76133Q102

1 Names of Reporting Persons

Alluvial Capital Management, LLC

2 Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]

3 Sec Use Only


4 Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5 Sole Voting Power

  1,671,555

6 Shared Voting Power

 -0-

7 Sole Dispositive Power

1,671,555

8 Shared Dispositive Power

-0-

9 Aggregate Amount Beneficially Owned by Each Reporting Person

1,671,555

10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]

11 Percent of class represented by amount in row (9)

7.9%

12 Type of Reporting Person (See Instructions)

IA


SCHEDULE 13G
CUSIP No.
76133Q102

1 Names of Reporting Persons

Alluvial Fund LP

2 Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]

3 Sec Use Only


4 Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5 Sole Voting Power

  1,671,555

6 Shared Voting Power

 -0-

7 Sole Dispositive Power

1,671,555

8 Shared Dispositive Power

-0-

9 Aggregate Amount Beneficially Owned by Each Reporting Person

1,671,555

10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]

11 Percent of class represented by amount in row (9)

7.9%

12 Type of Reporting Person (See Instructions)




SCHEDULE 13G
CUSIP No.
76133Q102

1 Names of Reporting Persons

David Waters

2 Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]

3 Sec Use Only


4 Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5 Sole Voting Power

  1,671,555

6 Shared Voting Power

 -0-

7 Sole Dispositive Power

1,671,555

8 Shared Dispositive Power

-0-

9 Aggregate Amount Beneficially Owned by Each Reporting Person

1,671,555

10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]

11 Percent of class represented by amount in row (9)

7.9%

12 Type of Reporting Person (See Instructions)

IA


Item 1.
(a)	Name of Issuer: Retail Value Inc.
(b)	Address of Issuer's Principal Executive Offices:
	3300 Enterprise Parkway, Beachwood, OH 44122

Item 2.
(a)	Name of Person Filing: Alluvial Capital Management, LLC
(b)	Address of Principal Business Office or, if None, Residence:
	816 Thorn Street, Sewickley, PA 15143
(c)	Citizenship:	United States
(d)	Title and Class of Securities: Common Shares, Par Value $0.10 Per Share
(e)	CUSIP No.:	76133Q102

Item 3. 	If this statement is filed pursuant to Section 240.13d-1(b)
		or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the
		Investment Company Act of 1940;
(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with
		Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with
		Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal
		Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment
		company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a
		non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J),
		please specify the type of institution: ____

Item 4.	Ownership
	(a)	Amount Beneficially Owned:  	 1,671,555
 	(b)	Percent of Class:  7.9%
 	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 1,671,555
		(ii)	Shared power to vote or to direct the vote: -0-
	(iii)	Sole power to dispose or to direct the disposition of: 1,671,555
	(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.
	If this statement is being filed to report the fact that as of the date hereof
	the reporting person has ceased to be the beneficial owner of more than five
	percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Item 7.	Identification and classification of the subsidiary which acquired the
	security being reported on by the parent holding company or control person.

	See Item 7 exhibit.

Item 8.	Identification and classification of members of the group.

Item 9.	Notice of Dissolution of Group.

Item 10. Certifications.

Item 7 Explanations.

	Alluvial Capital Management, LLC is a registered investment advisor, registered in Pennsylvania and several other states. Alluvial Capital Management, LLC is the sole investment advisor to Alluvial Fund LP, a private investment partnership. David Waters is the president and sole member of Alluvial Capital Management, LLC.

	Alluvial Fund LP is the owner of 1,671,555 shares of Retail Value
	Inc. As sole investment advisor to Alluvial Fund LP, Alluvial Capital Management, LLC has sole voting and dispositive power over the shares of Retail Value Inc. owned by Alluvial Fund LP. As president and sole member of Alluvial Capital Management, LLC, David Waters has sole voting and dispositive power over the shares of Retail Value Inc. held by Alluvial Fund LP.

	Alluvial Capital Management, LLC disclaims its beneficial interest in Retail Value Inc. shares except to the extent of its pecuniary interest in Alluvial Fund LP. David Waters disclaims his beneficial interest in Retail Value Inc. shares except to the extent of his pecuniary interest in Alluvial Capital Management, LLC.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
/s/ David Waters

David Waters, President of Alluvial Capital Management, LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).

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